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Warner Chilcott PLC

11 August 2004

Warner Chilcott PLC

Purchase of Own Securities

Craigavon, Northern Ireland, UK/Rockaway, New Jersey, USA, 11 August 2004. Warner Chilcott PLC (LSE : WCRX, Nasdaq : WCRX), the international specialty pharmaceutical company, announced today that on 11 August 2004 it purchased for cancellation 100,000 ordinary shares at a price of 575p per share.